Exhibit 99.6

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	NAME AND ADDRESS OF COMPANY

Baytex Energy Corp. ("Baytex" or the "Corporation")
2800, 520 - 3rd Avenue S.W.
Calgary, Alberta T2P 0R3

2.    DATE OF MATERIAL CHANGE
June 17, 2018.
3.    NEWS RELEASE
A news release setting out information concerning the material changes described in this report was issued by the Corporation on June 18, 2018 and disseminated through the facilities of a recognized news service, and would have been received by the securities commissions where the Corporation is a reporting issuer in the normal course of dissemination.
4.     SUMMARY OF MATERIAL CHANGE

On June 17, 2018, Baytex and Raging River Exploration Inc. ("Raging River") entered into an arrangement agreement (the "Arrangement Agreement") to effect a combination of the two companies by way of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) (the "ABCA"). A copy of the Arrangement Agreement will be filed on the SEDAR website at www.sedar.com and on the EDGAR website at www.sec.gov/edgar. The Arrangement will result in holders of common shares of Raging River ("Raging River Shares") receiving, directly or indirectly, 1.36 common shares of Baytex ("Baytex Shares") for each Raging River Share owned.
5.    FULL DESCRIPTION OF MATERIAL CHANGE
5.1    FULL DESCRIPTION OF MATERIAL CHANGE
This is a summary of the Arrangement Agreement and reference should be made to full text of the Arrangement Agreement.
The Arrangement
On June 17, 2018, Baytex and Raging River entered into the Arrangement Agreement to effect a combination of the two companies by way of Arrangement under the ABCA. The Arrangement will result in holders of Raging River Shares receiving, directly or indirectly, 1.36 Baytex Shares for each Raging River Share owned. The exchange ratio was determined based on the market trading levels of the Baytex Shares and Raging River Shares at the time the companies entered into exclusive negotiations.
Interim Order, Baytex and Raging River Meetings and Closing
The Arrangement Agreement provides that the Arrangement will be effected under the ABCA. In the Arrangement Agreement, Raging River has agreed to use its reasonable commercial efforts to make an application for an interim order (the "Interim Order") of the Court of Queen's Bench of Alberta on or prior to July 27, 2018. The Interim Order is expected to contain declarations and directions with respect to the Arrangement and the calling and conduct of a special meeting (the "Raging River Meeting") of holders of Raging River Shares ("Raging River Shareholders") at which Raging River Shareholders will be asked to consider and, if thought fit, approve a special resolution (the "Arrangement Resolution") respecting the Arrangement. Baytex has agreed to call a special meeting of holders of Baytex Shares (the "Baytex Shareholders") at which the Baytex Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution authorizing the issuance of Baytex Shares to the Raging River Shareholders under the Arrangement (the "Share Issuance Resolution").
The Arrangement Agreement contemplates that the Baytex Meeting and Raging River Meeting will be held in August 2018. It is expected that a joint management information circular will be sent to the Baytex Shareholders and Raging River Shareholders in mid-July 2018. Closing of the Arrangement is expected to occur in August 2018.
The Arrangement Agreement provides that the outside date for completion of the Arrangement is October 1, 2018.
Board and Management
Pursuant to the terms of the Arrangement Agreement, the Board of Directors of the combined company will consist of six members of the Baytex Board of Directors (the "Baytex Board") and four members of the Raging River Board of Directors (the "Raging River Board"). Neil Roszell, the current Executive Chairman and Chief Executive Officer of Raging River, will serve as Chairman of the Board of Directors of the combined company. The six Baytex Board members that will serve on the Board of Directors of the combined company will include Raymond Chan (who will serve as Lead Independent Director), Edward LaFehr, Mark Bly, Trudy Curran, Naveen Dargan and Gregory Melchin. In addition to Mr. Roszell, the other Raging River Board members that will serve on the Board of Directors of the combined company will be Gary Bugeaud, Kevin Olson and Dave Pearce.
Each of Edward LaFehr, President and Chief Executive Officer of Baytex, Richard Ramsay, Chief Operating Officer of Baytex, and Rodney Gray, Chief Financial Officer of Baytex will continue in those roles with the combined company. Bruce Beynon, the current President of Raging River, will serve as Executive Vice President of the combined company with responsibility for Exploration, Land and Corporate Development. Mr. Jason Jaskela, the current Chief Operating Officer of Raging River, will serve as Vice President of the East Duvernay Shale oil play of the combined company. In addition, it is expected that a majority of the Raging River management team and staff will have key roles in the combined company.
Shareholder Approvals
The Share Issuance Resolution will require approval by a simple majority of the votes cast by Baytex Shareholders present in person or by proxy at the Baytex Meeting. Subject to the terms of the Interim Order, it is expected that the Arrangement Resolution will require approval by: (i) two-thirds of the votes cast by Raging River Shareholders present in person or by proxy at the Raging River Meeting; and (ii) if determined necessary, a majority of the Raging River Shareholders after excluding the votes cast in respect of the Raging River Shares held by Persons whose votes may not be included in determining minority approval in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. In the event that requisite approvals of the Baytex Shareholders and the Raging River Shareholders are not received, the Arrangement will not proceed.
Representations and Warranties of Baytex and Raging River
Baytex and Raging River have each made customary representations, warranties and covenants in the Arrangement Agreement, including, among others, covenants to conduct their businesses in the ordinary course between the execution of the Arrangement Agreement and the completion of the Arrangement and covenants not to engage in certain kinds of transactions during that period.

Conditions to the Completion of the Arrangement
In addition to the required approvals of the Baytex Shareholders and Raging River Shareholders, completion of the Arrangement is subject to customary conditions including, among others, (i) the approval of the Court of Queen's Bench of Alberta, (ii) the receipt of required regulatory approvals including approvals under the Competition Act (Canada) and, if determined necessary, the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States, (iii) dissent rights shall not have been exercised or exercised and not withdrawn with respect to more than 5% of the issued and outstanding Raging River Shares, (iv) receipt of the necessary approvals for the listing of the Baytex Shares to be issued under the Arrangement on the Toronto Stock Exchange and the New York Stock Exchange, and (v) the absence of any action that has been taken under any existing applicable law, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any governmental authority, that (A) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated by the Arrangement Agreement; or (B) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated by the Arrangement Agreement.
Board Recommendations
The Baytex Board has unanimously approved the Arrangement, determined that the Arrangement is in the best interests of Baytex and the holders of Baytex Shares and has recommended that the holders of Baytex Shares vote in favour of the Share Issuance Resolution. CIBC World Markets Inc. has provided the Baytex Board with its verbal opinion that, subject to its review of the final form of documents effecting the Arrangement, the exchange ratio pursuant to the Arrangement Agreement is fair, from a financial point of view, to Baytex.
Based on the unanimous recommendation from a special committee comprised of independent directors of Raging River (the "Special Committee"), the Raging River Board has unanimously approved the Arrangement, determined that the Arrangement is in the best interests of Raging River and the holders of Raging River Shares, and has recommended that the holders of Raging River Shares vote in favour of the Arrangement. GMP FirstEnergy has provided the Raging River Board with its verbal opinion that, subject to its review of the final form of documents effecting the Arrangement, the consideration to be received by Raging River Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Raging River Shareholders. National Bank Financial Inc. has provided the Special Committee with its verbal opinion that, subject to its review of the final form of documents effecting the Arrangement, the consideration to be received by Raging River Shareholders pursuant to the terms of the Arrangement is fair, from a financial point of view, to Raging River Shareholders.
Support Agreements
All the directors and officers of Baytex, holding approximately 1.39% of the outstanding Baytex Shares, have entered into support agreements to vote in favour of the Share Issuance Resolution. All the directors and officers of Raging River, holding approximately 6.21% of the outstanding Raging River Shares, have entered into support agreements to vote in favour of the Arrangement Resolution. The support agreements will terminate upon a termination of the Arrangement Agreement.
Non-Solicitation and Termination Fee
Pursuant to the terms of the Arrangement Agreement, Baytex and Raging River have agreed that neither party will solicit, initiate, encourage or otherwise facilitate any discussions concerning any other business combination or sale of material assets. The Baytex Board or the Raging River Board may respond to unsolicited superior proposals subject to certain requirements and notification to the other party who has the right to match any superior proposals within a 72 hour match period. The Arrangement Agreement provides for a reciprocal termination fee of $50 million payable in certain circumstances if the Arrangement is not completed.

5.2    DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.
6.    RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102
Not applicable.
7.    OMITTED INFORMATION
Not applicable.
8.    EXECUTIVE OFFICER
For further information, contact Murray J. Desrosiers, Vice President, General Counsel and Corporate Secretary (587) 952-3000.
9.    DATE OF REPORT
June 27, 2018.
Cautionary Note Regarding Forward-Looking Statements
This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information relating to the contents of the Interim Order, the expected completion of the Arrangement, the expected composition of the Board of Directors and management of the combined company, the shareholder approval requirements of the Arrangement Resolution, the expected timing for mailing the joint management information circular of Baytex and Raging River, the expected timing for holding the Baytex Meeting and the Raging River Meeting and the expected timing of closing the Arrangement. These forward-looking statements and information are based on certain key expectations and assumptions made by Baytex. Completion of the Arrangement is subject to a number of conditions which are typical for transactions of this nature. Assumptions have been made with respect to the satisfaction of all conditions precedent under the Arrangement Agreement. Although Baytex believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information as Baytex cannot give any assurance that they will prove to be correct. Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the failure to satisfy any of the conditions to completion of the Arrangement, the emergence of a superior proposal in respect of either party or the failure to obtain approval of the Baytex Shareholders or Raging River Shareholders may result in the termination of the Arrangement Agreement.
Readers are cautioned that the foregoing list of risks and uncertainties is not exhaustive. Additional risk factors that could affect Baytex's operations or financial results are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2017, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. The forward-looking statements and information contained in this material change report are made as of the date hereof and Baytex does not undertake any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.